Exhibit 99.1

1 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. Nano Dimension is a Developer & Provider of Intelligent Machines and ConsumableConductive&DielectricMaterials(Inks)fortheFabricationof AdditivelyManufacturedElectronics(AME),a/k/aPrintedElectronics(PE) April 2020 Nasdaq/TASE: NNDM www.nano-di.com 1-What is ‘Nano Dimension’ 2-Where do I come from with 1 3-Business Model and Financial Data 4-Market Size, Supply-Chains-Trends 5-Product Positioning/Competitive Edges 6-Channels, Vertical Markets 7-Summary -Value Proposition 8-Customers’ Original Testimonials 9-Growth Plans/Use of Proceeds/Corona Effects’ Mitigation 10-Deal Structure, Cap Table 11-Summary

Printed Electronics ("PE") , or

Nano Dimension

Additively Manufactures Electronics ("AME")

Forward Looking Statements

This presentation of Nano Dimension Ltd. (the "Company") contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discuss the potential of its products, strategic growth plan, the size of its addressable market, market growth, and expected recurring revenue growth. Forward-looking statements are not historical facts, and are based upon management's current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management's expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission ("SEC"), including, but not limited to, the risks detailed in the Company's annual report for the year ended December 31, 2019, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

NANODIMENSION
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www.nano-di.com | © 2020 Nano Dimension. All rights reserved.

AME Machines and Consumable Materials (Polymers & Silver)

https://www.youtube.com/watch?v=UFaWb0aUjPk&list=PLW7Y0iWnWhTShewSmy657p-0GnD2lotVr

High Performance Electronic Devices: Hi-PEDs



- **Growth** Play, Protected & Proven Technology
- **First-to-Market advantage**
- The Only **Digital Machine:** Fully **Multi Layered PCBs>>>>>>**
- **Industry leader**: Awards & grants
- **Blue chip customers: 57 systems sold (2018-19)**
- **Increasing Recurring Revenue of proprietary 'Inks'**
- **The 3 main usages:**
  - **Shortening Prototyping cycle - Hi-PEDs in house.**
  - **Unique device solutions**, miniaturized, lower weight.
  - **Fabricated in High Mix/Low Volumes** only **by 3D-printing**

AME-3D-Printers
Nano-Particles-
-Inks


DragonFly
30+
PATENT
APPLICATIONS

NANODIMENSION
NASDAQ / TASE : NNDM
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www.nano-di.com | © 2020 Nano Dimension. All rights reserved.

4 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. A Rapidly Growing Market for High Performance Electronic Devices (Hi-PEDs) High Performance Electronic Devices (Hi-PEDs) are integral enablers of: INDUSTRY VERTICALS •Defense •Aerospace •Intelligentdrones •Autonomous Automotive Development • Robotics • Commercial & civil aircrafts • ‘In vivo’ medical devices RESEARCH INSTITUTES •Academic institutions and universities •Research & innovation centers •Government Agencies “Recovery” Budget are already announced ADDITIVE SERVICES •Additive Service Bureaus •PCB Service Bureaus •In-house Print Services •NaNoS (Nano Services)

Razor-Razorblade Business Model

Nano Dimension's Solutions

AME/PE **Machines** (controlled by **AI algorithms**) produce electronic devices by **simultaneous 3D-injection of polymer dielectric** and **silver conductive materials** to fabricate, within **hours**:
High **P**erformance **E**lectronic **D**evices: **Hi-PEDs**

Including **sensors, antennas, capacitors, convertors, unique geometries** & **complex devices**

We develop and produce **Proprietary Consumable Chemical Inks** to be used by the AME machines

All are mission critical and economical for our customers

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www.nano-di.com | © 2019 Nano Dimension. All rights reserved.

BUSINESS MODEL: Recurring Revenue Model that Scales

Razor-Razorblade Model:
As the installed base of systems grows, the recurring revenues from consumables increases.

Positive trend of increased ink consumption by customers is a validation to our recurring-revenue business model.



Consumable Revenue Growth
2018/1Q
2018/2Q
2018/3Q
2018/4Q
2019/1Q
2019/2Q
2019/3Q
2019/4Q
2020/1Q

Printed Electronics ("PE" or "AME"):

Consumable Materials:

Recurring & High GM Revenue

NANODIMENSION

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www.nano-di.com | © 2020 Nano Dimension. All rights reserved.

7 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. NASDAQ /(TASE*): NNDM ADS ratio: 1:50 ADS Outstanding: ~8.2M ADS* Nano Dimension: Financial Data * As of April 5th, 2020 * $70M invested mostly in R&D, over 5 years * Cash, March 31st, 2020: $4.5M * Debt: $0 • Revenue growth of ~39% in 2019 compared to previous year • Significant trend of Gross Margin improvements * On May 20, 2020, the Company will voluntarilydelist its Ordinary Shares from the TASE. The Company's ADSs will continue to trade on Nasdaq 0 2000000 4000000 6000000 8000000 2017 2018 2019 $800,000 $5,100,000 $7,070,000 Year-Over-Year Growth

New US Management for Nano Dimension

- **Yoav Stern – Incoming President & CEO (Joined January 2020)** Investor and Chairman Cyber, Fintech and Mobile/Visual Tech *(USA)*. President & CEO **DVTEL Inc**. *(Sold to **FLIR Systems**) (NJ, London, Tel Aviv, New Delhi, Adelaide, Singapore, Hong Kong, Taiwan)*. A turn-around executive in the Homeland Security Industry. Co-Chairman **Bogen Corporation** *(New Jersey, Memphis, Florida, Germany)*, one of its main investors and a member of its Executive Committee, Audit Committee and Compensation Committee. Managing Partner Helix Capital LLC, *(San Francisco, New York)*, private M&A and Turn-Around Advisory Firm. Executive **Chairman of the Board Kellstrom Industries Inc.** *(Florida)*, A $300M aerospace corporation. President of **WordStar International, Inc.** *(San Francisco)*, a $50M publicly traded software company. Mr. Stern led the company's turnaround process and *structured the business combination* of WordStar with two other public companies, similar sizes. He was VP M&A & Business Development **Elron Electronic** (**Nasdaq: ELRNF**) a multinational industrial investment holding company with annual revenues in excess of $1.5 billion. Elron invested in companies active in the fields of Advanced defense electronics; Data communications; Internet-software products; Semiconductors equipment; Telecommunications.

  Mr. Stern is a Graduate of NYU, B.Sc. Degree, *Magna Cum Laude* in Mathematics and Computer Science, Engineering Diploma in Mechanics & Automation *Magna Cum Laude*. Graduate of the Air Force Academy. Air Force Service: Lt. Colonel (Ret.), Fighter Pilot, D. Squadron Commander, F-15.

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Management – Industry Background

- **Ofir Baharav – Chairman. (Joined 2017)** A Leader of HW and SW companies in Semiconductors, 3D Printing, PC Security, Healthcare Informatics and Digital Print. Lived and conducted business in Shanghai. Partner **Stratus Venture** Group, VP Product Portfolio **Stratasys**, Founder And CEO, **Xjet Ltd**. EVP Products **Credence Systems Corporation** (NASDAQ CMOS), President, **Optonics** and SVP GM **Diagnostics & Characterization Division (DCG) Credence**. MBA - Warwick Business School, UK. Named on over 10 patents (SW and HW architectures).

- **Dr. Jaim Nulman – EVP Products & CTO. (Joined 2018)** **VP of Applied Materials**, where he commercialized the **Endura PVD system**, the most successful semiconductor manufacturing product reaching market share from 0 to over 60% and a $1B in revenue in less than 5 years, with one of the highest gross margins in the company. While at Applied he also represented the company on the board of directors of some of the companies in which Applied invested as well as developed product commercialization methods that reduce the cost and time to market. Dr. Nulman served as research associate at the **Submicron center at Cornell University** where he pioneered rapid thermal processes for the semiconductor industry. He was an invited **Lecturer at NATO Advanced Studies Institute** and the **University of Berkeley Extension**. Dr. Nulman has published over **100 publications**, and over **50 patents**. He is an **MSc and PhD from Cornell University** all in electrical engineering, and an Executive **MBA from Stanford** University.

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Management – Industry Background

- **Amit Dror – CCSO, Co-Founder. (Founded 2013)** ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd.

- **Dr. Shlomit Chappel Ram – VP R&D. (Joined 2019)** **Physical Chemist, Post Doctoral in Chemistry and Biochemistry**, and an **MBA**. Head of R&D in **Medinol**, developing **in vivo medical** equipment.

- **Yael Sandler – CFO. (Joined 2015)** Certified Public Accountant in Israel with a B.A. with honors in Accounting and Economics from the Hebrew University of Jerusalem and an M.B.T with honors from the College of Management in Israel. She held various positions at **KPMG.**

- **Gilad Reshef - VP Sales. (Joined 2017)** Served as the CEO and Co-founder of **Made in Sense**, a Hong Kong company focused on design and development of intelligent wearable devices. **DSP Group**.

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11 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. Nano Dimension: First Mover, Advantage and Timing Analysts predict 3D printed electronics will be the next high-growth applicationfor product innovation: 2017 3D printed electronics market size is estimated at $176 million, expected to reach $592 million in 2021 and up to $2.4 billion by 2025 * * Source: DataMIntelligence, 2018 0 500 1000 1500 2000 2500 3000 2017 2021 2025 3D Printed Electronics Market: Growth Forecast* (USD Millions)

Post Corona World : **Moving Supply Chain 'In House'**

"Even as China comes back online, we are beginning to wonder if Covid-19 will impact other supply-oriented geographies…While China is improving, **the supply chain for the electronics industry** may yet **see substantial disruptions**…. *Mass assembly is only one part of Apple's supply chain*. The company and its many partners spend months or years sourcing individual components that are assembled into final products. Any **disruptions** in this complex network could **slow the introduction of future devices**." (Bloomberg)[1]


3D PRINTING INDUSTRY
WORLDWIDE SPENDING:
$12B
2018
IDC
$26B
2023 EST.
BREAKING NEWS
CONFRONTING THE CORONAVIRUS CRISIS
3D PRINTING INDUSTRY STEPS UP
CNBC
30-YR FIXED 3.62
15-YR FIXED 3.40
30-YR JUMBO 4.50
Parker Hannifin (PH) 119.33 11.22
Vanguard Short-Term Treasury I (VGSH) 62.29
DOW
21,964.04
-2.61%

Sources:

1) Gurman, Mark, and Debbu Wu. "Https://Www.bloomberg.com/Amp/News/Articles/2020-03-19/Apple-s-Supply-Chain-Woes-Linger-Even-as-China-Recovers ." Bloomberg.com, Bloomberg, 19 Mar. 2020, www.bloomberg.com/amp/news/articles/2020-03-19/apple-s-supply-chain-woes-linger-even-as-china-recovers

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Post Corona World: **Moving Supply Chain 'In House'**

- "The global **supply chain right now is disrupted;** we are seeing disruptions across the board... the high-tech industry is heavily reliant on China and parts of Asia." (Bloomberg)[2]

- " ...heat from the Trump administration's 25% tariffs on many machinery parts from China, as well as rising political tide in America to bring industrial production of things such as **electronic circuit boards closer to home**.... Now with the coronavirus, he said, "there will be changes." (LA Times)[3]

- A recent **BofA survey**...wide...remapping of supply chains. 3,000 firms...in 10 out of 12 global industries, including **semiconductors, autos and medical equipment...shift,** at least **part of their supply chains from current locations**....

- Masterwork contracts with about 100 factories in China. Before the virus outbreak, the company could place an order and have it confirmed in two to four days. **Last month**...it was **taking two to three weeks — couldn't say when** the **products would be shipped**.

- "...industries will probably accelerate moves to **localize supply chains**, so they're more closely tied to final markets as opposed to extending them farther out."(LA Times)[3]

Sources:

2) Chang, Emily. "Supply Chain Expert on Coronavirus Impact." Bloomberg, 17 Mar. 2020, www.bloomberg.com/news/videos/2020-03-17/supply-chain-expert-on-coronavirus-impact-video . Accessed 25 Mar. 2020.

3) Lee, Don. "As Coronavirus Cripples Global Supply Lines, More U.S. Firms Looking to Leave China." Los Angeles Times, Los Angeles Times, 4 Mar. 2020, www.latimes.com/politics/story/2020-03-04/spreading-coronavirus-tears-apart-global-supply-chains.

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www.nano-di.com | © 2020 Nano Dimension. All rights reserved.

14 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. A Rapidly Growing Market for High Performance Electronic Devices (Hi-PEDs) High Performance Electronic Devices (Hi-PEDs) are integral enablers of: INDUSTRY VERTICALS •Defense •Aerospace •Intelligentdrones •Autonomous Automotive Development • Robotics • Commercial & civil aircrafts • ‘In vivo’ medical devices RESEARCH INSTITUTES •Academic institutions and universities •Research & innovation centers •Government Agencies “Recovery” Budget are already announced ADDITIVE SERVICES •Additive Service Bureaus •PCB Service Bureaus •In-house Print Services •NaNoS (Nano Services)

15 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. Shortening Supply Chain Trend: Business is Here! April 16 th , 2020 High Performance Electronic Devices (Hi-PEDs) ADDITIVE SERVICES •Additive Service Bureaus •PCB Service Bureaus •In-house Print Services •NaNoS (Nano Services) April 16 th , 8AM: Order: Breathing-Ventilator electronics: April 16 th , 23:45: 5 Prototypes, all Working, fully functional. All Boards are being installed in the new machines, as we speak Real Time -Prototyping –Early Production:

Market for High Performance Electronic Devices "Hi-PEDs"

Hi-PEDs Necessitate

- Fast time-to-market
- IP safety (in-house rapid prototyping and production)
- Iteractive development
- Device performance gains
- Control of fabrication facilities **(Defense & Homeland Security Industries)**

Yet, **Hi-PEDs** are produced in lower quantities

- Just hundreds or thousands of **Hi-PEDS**, rather than hundreds of thousands of **PCBs** (Printed Circuit Boards) and millions of **ICs** (Integrated Circuits)

High Mix <> Low Volumes + Customization + Digital Manufacturing >> Industry 4.0

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Economic Models of Present Fabrication Technologies Fail to Meet Market Needs



Integrated Circuit ("IC", "Chips")

Fabrication renders high performance devices but at an **extreme & often prohibitive cost; development cycle** that is **too long** for today's needs



Quantities in **millions** are needed in order to justify the investments in R&D and expensive-capital-equipment for manufacturing.


SMT LINE

Printed Circuit Boards ("PCB")

Fabrication renders lower cost than IC but also **lower performance** devices that often fail to meet today's needs for high performance electronic devices.



Costly to develop through prototyping, expensive infrastructure for fabrication. Quantities in **dozens-to-hundreds thousands** to justify the **investments** in **design & prototyping**, & **manufacturing infrastructure**.

IC and PCB fabrication technologies **fail** to meet today's **primary needs**:

- **IP security is compromised**: IC and PCB fabs are too expensive to own in house
- **Short product life cycles** >> shorter development iterations >> rapid prototyping (hours instead of weeks)
- **Rapid 'fail proof' transition** from prototyping to low volume production (10s-1,000s)

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www.nano-di.com | © 2020 Nano Dimension. All rights reserved.

18 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. Traditional Printed Circuit Boards (PCB) Traditional Integrated Circuits (IC, Chips, CPU, ASICs) The Challenge: Bridging The Gap 18 NASDAQ / TASE :NNDM Additively Manufactured Electronics (AME) Nano Dimension’s AME Machines & Inks: Design > Proof of Concepts > Prototype & Early Fabrication of Integrated-PCB (Additively Manufactured Circuit Boards)

DragonFly LDM™ System – **Introduced** during **Q3/2019**

DragonFly *Lights-Out Digital Manufacturing* (*LDM*) Machines *using 3D printing technology*



DragonFly
30+
PATENT
APPLICATIONS
Award-winning product

- The only **Prototyping & Fabrication** Machine
- **24/7**, 3D-printing of electronic circuitry (**AME**)
- **Cost effective** for small-medium size quantities

✓New, **proprietary**, state-of-the-art technology

✓**Low-volume/high mix** manufacturing

✓**24/7**, increased uptime & **improved yield**

✓Higher **MTBF**

✓New automatic printhead **self-cleaning system**

✓**+40% printing time over DragonFly Pro**

Pricing:

DragonFly Pro (2018-2019):	**$250,000**
DragonFly LDM (2020):	**$350,000**
DragonFly LDM II (2021):	**…………….**

Significant Trend of Gross Margin Improvements

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www.nano-di.com | © 2020 Nano Dimension. All rights reserved.

20 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. 2019 vs. 2018 Sales Breakdown -Industry & Region Defense 30% Health 6% Tech/PCB 7% Research/Univ. 17% Resellers 40% 2018 In number of systems 2019 Defense 41% Tech/PCB 18% Research/ Univ. 26% Resellers 15% US 53% APAC 27% EMEA 20% 30 systems sold in 2018 US 52% APAC 15% EMEA 33% 27 systems sold in 2019 Diverse Customer Base across Industries and Geographies

Evolution of Nano Dimension


30+
PATENT
APPLICATIONS
Award-winning product



DragonFly™ LDM



Additive Manufacturing of Electronics
=
Integrated Technology of
Materials + Process
controlled by
A.I. software &
Enabled by Hardware

"The Secret Sauce"
Competitive Edge;
Barriers to Entry


Functional Unique Electronics
Materials & Process
User Interface
Industry E-CAD
Design Software
Firmware,
Algorithms, Process Control

The Hardware is an Enabling Platform

DragonFly™ Pro



Basic Testing
2013-17
DragonFly™



Early Adopters
2018-2019

Fast Prototyping &
Low Volume Production
Q3/2019
& Since Then:
45% of Customers
upgraded
Pro>>>LDM
($35K-$55K)
45% in Process

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Compelling **Value Proposition**

TIME

Reduces development cycles times. Enables on-site prototyping in a matter of hours instead of weeks, even for complex designs.

COST

Eliminates need for large order minimums. Enables ability to discover design errors in early development stage with agile rapid prototyping.

ENVIRONMENTAL

Limits environmental impact through optimized design, size, weight. Reduces waste with additive manufacturing capabilities.


DragonFly
30+
PATENT
APPLICATIONS
Award-winning product

COMPONENT CONSOLIDATION

Multi-material additive manufacturing enables functional, compact, denser, non-planar electronics parts.

CONFIDENTIALITY

Enables retention of sensitive IP in-house during development.
Eliminates concerns and costs related to IP infringement.

COMPLEX GEOMETRIES

Enables **increased design capabilities** & manufacturability of components. Added agility enables designing, testing and iterating in real time, on site.

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TESTIMONIALS
Excerpts from Customer Presentations

- Harris Corporation & Space Florida (2019)
  Defense Contractor; https://www.harris.com/*

- Hensoldt AG, Germany (Q1/2020)
  $1.3B Defense & Aerospace Contractor; www.hensoldt.ne*

- IIT, Search Results Istituto Italiano di Tecnologia (2019)
  $; https://www.iit.it/ *

**Links to third party website in this presentation are being provided as a convenience and for informational purposes only; they do not constitute an endorsement or an approval by Nano Dimension Ltd. of any of the products, services or opinions of the corporation or organization or individual. Nano Dimension Ltd. bears no responsibility for the accuracy, legality or content of the external site or for that of subsequent Links.*

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www.nano-di.com | © 2019 Nano Dimension. All rights reserved.

24 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. Case Study: Harris Corporation: RF Amplifier to Space “Results showed similar RF performance between the 3D printed version and the baseline amplifier, clearly demonstrating the viability of 3D printed electronics for RF circuitry.” Dr. Arthur Paolella, Senior scientist, Space & Intelligence Systems, Harris Corporation Joint project for space systems communication satellites: 3D printed RF antenna designed to operate at 5.2 GHz and an RF amplifier with operation up to 6 GHz. * https://www.harris.com/impact/2018/11/harris-to-test-3-d-printed-rf-systems-in-space Received a 2 nd grant approval from the Israel Innovation Authority, in cooperation with Harris Corporation, for developing hardware that will fly on the International Space Station (ISS) and communicate with Harris’ ground-based satellite tracking station. **Trademarks are the property of their respective owners

25 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. 3D Printed Electronic Components –Next Level ofAM Applications Rolf Baltes, AndreasSalomon, JörgSander 16.03.2020 3D Printed Electronic Components –Next Level ofAM Applications Rolf Baltes, AndreasSalomon, JörgSander 16.03.2020 3D Printed Electronic Components –Next Level ofAM Applications Rolf Baltes, AndreasSalomon, JörgSander 16.03.2020 3D Printed Electronic Components –Next Level ofAM Applications Rolf Baltes, AndreasSalomon, JörgSander 16.03.2020 *Trademarks are the property of their respective owners

26 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. THE PRINTER -facts • Dragonfly LDM –Printer installed in Feb.2019 • Ink-Jet printer with two print heads: silver andpolymer • Print from scratch: real 3D structurespossible • Duration of prints: up to 80hours • Current design specifications according to datasheet: - Minimumlinewidth: 0.1mm - Minimum space width: 0.125mm - Minimum via diameter: 0.2mm - Maximum height of PCB: 3mm - Print area: 16cm x16cm - Measured data of dielectric up to 20GHz: ? ? ? 2.79, ?????0.02 - Measured conductivityofsilver: ?= 3% ? ?? … 65% ? ?? March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. THE PRINTER -facts • Dragonfly LDM –Printer installed in Feb.2019 • Ink-Jet printer with two print heads: silver andpolymer • Print from scratch: real 3D structurespossible • Duration of prints: up to 80hours • Current design specifications according to datasheet: - Minimumlinewidth: 0.1mm - Minimum space width: 0.125mm - Minimum via diameter: 0.2mm - Maximum height of PCB: 3mm - Print area: 16cm x16cm - Measured data of dielectric up to 20GHz: ? ? ? 2.79, ?????0.02 - Measured conductivityofsilver: ?= 3% ? ?? … 65% ? ?? March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. THE PRINTER -facts • Dragonfly LDM –Printer installed in Feb.2019 • Ink-Jet printer with two print heads: silver andpolymer • Print from scratch: real 3D structurespossible • Duration of prints: up to 80hours • Current design specifications according to datasheet: - Minimumlinewidth: 0.1mm - Minimum space width: 0.125mm - Minimum via diameter: 0.2mm - Maximum height of PCB: 3mm - Print area: 16cm x16cm - Measured data of dielectric up to 20GHz: ? ? ? 2.79, ?????0.02 - Measured conductivityofsilver: ?= 3% ? ?? … 65% ? ?? March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. THE PRINTER -facts • Dragonfly LDM –Printer installed in Feb.2019 • Ink-Jet printer with two print heads: silver andpolymer • Print from scratch: real 3D structurespossible • Duration of prints: up to 80hours • Current design specifications according to datasheet: - Minimumlinewidth: 0.1mm - Minimum space width: 0.125mm - Minimum via diameter: 0.2mm - Maximum height of PCB: 3mm - Print area: 16cm x16cm - Measured data of dielectric up to 20GHz: ? ? ? 2.79, ?????0.02 - Measured conductivityofsilver: ?= 3% ? ?? … 65% ? ?? March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. *Trademarks are the property of their respective owners

27 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. Fewdays Population Example Rapid Prototyping atHENSOLDT Layout Conventional production ACB 60h +8h Print +PP 4months PCB MaterialSample Populated Front Populated Back FinishedBoard March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. Fewdays Population Example Rapid Prototyping atHENSOLDT Layout Conventional production ACB 60h +8h Print +PP 4months PCB MaterialSample Populated Front Populated Back FinishedBoard March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. *Trademarks are the property of their respective owners

28 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. March 16,2020 This document and its content is the property of HENSOLDT Sensors GmbH. It shall not be communicated to any third party without the owner’s written consent. © Copyright HENSOLDT Sensors GmbH 2019. All rightsreserved. Printed byCUSTOMER Q Printed byCUSTOMER Q Printed byCUSTOMER Q Printed byCUSTOMER Q Printed byCUSTOMER Q Special Designs, Unique Devices Application of 3D PCB printing beyondtraditional electronics *Trademarks are the property of their respective owners

MEMS and wearable technologies at CBN and DragonFly enabled solutions

Massimo De Vittorio & Antonio Qualtieri

Istituto Italiano di Tecnologia

Center for Biomolecular Nanotechnologies

Università del Salento, Lecce (Italy)

massimo.devittorio@iit.it

antonio.qualtieri@iit.it

NASDAQ / TASE : NNDM 29

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30 NASDAQ / TASE :NNDM @ U n i L e CBN Backend Laboratory and the NanoDimensionDragonfly

31 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. @ U n i L e MONITORING BIOMETRICS ANDPHYSIOLOGY NEXT GENERATIONBODY SENSORS: • COMPLIANCE • BIOCOMPATIBILITY • LOWINTRUSIVENESS • LOWENERGY • TRANSDUCTION • MECHANICAL • BIOCHEMICAL • ELECTROMAGNETIC • OPTICAL • ELECTRICAL

# Piezoelectric Wearable biosensors


ELECTRONIC TATOOS
SMART PATCHES

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Piezoelectric technologies for the body



CLOSED LOOP
Body Sensing DIRECT PIEZOELECTRIC EFFECT
Body energy harvesting
Body control INVERSE PIEZOELECTRIC EFFECT
Data management
Earthquake
Low Bass Notes
Animal Hearing
Medical Therapy
NDT and Medical Diagnostics
Acoustic Microscopy
20Hz
20KHz
2MHz
200MHz
Infrasound
Acoustic (Human Hearing)
Ultrasound

Old Crimping Techniques for Energy Harvesters



Crimpflex® pins





Loss of electrical connection due to cracks around the connectors




3M

Z-axis conductive tape on PCB board



Loss of electrical contact due to poor adhesion between tape and device PADs

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Old Assembling and Packaging Design

A first prototype of packaging designed and fabricated by 3D CAD and 3D Printer made of UV resin











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New Packaging Design by Dragonfly®



Part 1: base plate 400 µm (conductive and dielectric inks)



Part 2: sticking of the IIT energy harvester



Part 3: encapsulation with dielectric ink 400 µm





Final result:

- Compact
- Thin
- Reliable

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37 NASDAQ / TASE :NNDM @ U n i L e Customized PCBs with integrated piezoelectricsensor … andintegrable into PCBs

Physical sensors: Flexible wearable/tattooable/edible sensors



Carotid Smart patches
for monitoring cardiovascular
parameters, dysphagia ...

Mastronardi et al. APL 2015. Calcagnile et al. RSC Advances 2017

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39 NASDAQ / TASE :NNDM @ U n i L e All-in-one step package on flexiblesubstrate

40 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. @ U n i L e DRAGONFLY for Packaging of Unconventional Silicon Dies EMBEDDING FLOWSENSORS IN SEALED PACKAGE AND IN PCB BOARDS

41 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. U ni Le @ The most compliant piezoelectric transducers for health andenergy Parylene -C Piezoelectric AluminumNitride Top and BottomElectrodes Polyimide Parylene -C www.piezoskin.com

42 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. NASDAQ: NNDM Nano’s Growth Plan

43 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. There is an Elephant in the Room: i. Tackle: March –April / 2020 ii. Mitigate: April –September / 2020 iii. Leverage: June –December / 2020 iv. Growth: Q4/2020 –2021 Plan for 2020: Riding the Elephant

Plan for Q1/2020: Tackle

i. Tackle: *February – March / 2020 – DONE**

- **Reduced** salary cost: ~30%: $(2,000,000) annually*
- **Reduced** non-salary cost: ~20%: $(1,000,000) annually*
- **Total** cost reduction: $(3,000,000) annually*

Product RoadMap & Customer Care:
Not affected

- **All teams**, internationally, are expected to stay and work at full time, as much as allowed by government decrees.
- **Increase** Stock Options to Employees.

**All or part of those reductions may be decreased or increased in the following months based on Corona effects or aftereffects and the cash situation of the company.*

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Plan for Q2-Q3-Q4/2020: Mitigate & Leverage

ii. Mitigate: *March – September 2020:*

A- Expand NaNoS (Printing Electronic Design **Services**) - until Corporations' Capex are 'released'.

Build USA Sales Force & **GTM** & **NaNoS Fabrication Facility** (DragonFly Machines) - **Done**

B- Continue Product Development and Road Map advancement (**Materials' Spec** Improvements)

C- Engineering and Development of DragonFly LDM II (**Reduce COGS, Improve User Design Software**)

D- Build the **Machines' pipeline** with selected market segments picked through market research

E- Expand Machines' business in **China, Korea, Japan & Australia**

F- Promote **Material/Consumables** sales to existing customers that are working with Machines

Product RoadMap
is Advancing
& Customer Care
Not Affected

iii. Leverage: *June – December 2020:*

✓ Leverage Trends: ***Shortening the Supply Chains***

Build **Pipeline for USA and EMEA** Machine & Materials Sales Business

✓ Expand **A**

✓ Expand **D**

✓ Expand **E**

✓ Product Development: **B+C**

Product RoadMap
is Advancing
& Revenue
Is Growing

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Plan for 2020-21: Growth

Footprint As of January 2020

iv. Growth:

Q4/2020 – 2021

Continue Growth Plan

* **Go-To-Market** Strategy & New Marketing Methodologies: Implemented
* Build **Sales Network** Worldwide & Increase Gross Margins
* **NaNoS (Services)**

* Continue **Product Engineering** improvements to fit **production scale machines**
* Continue **chemicals development** for special Hi-PEDs, i.e. flexible devices and materials per customers' specs

Nano Dimension's New HQ

Resellers – Replaced by Agents, Direct Sales & 'Customer Care' Force
(other than 2-4 in EMEA and APAC)

Customers

Nano's Local Operations

Resellers – continued

- Commissions adjustments
- Gross Margin Up
- Revolutionize
  - Customer Care
  - Customer Training
  - Market "education"



2nd priority
1st priority
3rd priority
On-going Development

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47 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. Capitalization Table (1) Employees, officers, directors and consultants Securities Outstanding as of April 1, 2020 Outstanding ADSs 8,162,537 Treasury ADSs 10,541 Options 1 (WAEP: $14) 587,478 Warrants (WAEP: $6.23) 2,982,793 Total 11,743,349 February 2020: Raised $3.9M of ADSs & converted all debt to equity

Key Highlights:

- **Growth** company with significant technology and first mover advantage.
- Successfully **transitioned from an R&D company to commercial sales**.
- Rapidly **increasing customer base** and establishing global presence.
- **Recognized by industry leaders**, won prestigious awards and national grants.
- **57 systems sold in 2018-2019, and Increasing recurring revenue of proprietary inks**
- **The 2 main usages:**
  - **Shortening prototyping time** while creating multi-layer **Hi-PEDs** in house.
  - R&D of **unique device solutions**, miniaturized, lower weight which can be **fabricated in High Mix/Low Volume** almost only by 3D-printing.
- **Continuing innovation** developments, introducing revolutionary solutions.

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49 NASDAQ / TASE :NNDM www.nano-di.com | © 2020 Nano Dimension. All rights reserved. Nano Dimension® Copyright © 2020Nano Dimension Ltd. Nano Dimension, DragonFly, AgCiteand the DragonFly logo are trademarks of Nano Dimension. Printed April 2020DragonFly™ NASDAQ: NNDM THANK YOU Follow us: @nanodimensiontech @3Dpcb www.nano-di.com